[Letterhead of the Ministry of Economy and Finance]

February 27, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra B. Hunter, Esq.

Re: Republic of Panama

Registration Statement Under Schedule B

File Number 333-202178

Ladies and Gentleman:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Republic of Panama (the “Republic”) hereby requests acceleration of the effective date of the above referenced registration statement to 1:00 p.m. on Friday, February 27, or as soon thereafter as practicable. This request supersedes the acceleration request dated February 26, 2015, which request is hereby withdrawn.

The Republic confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, as they relate to the proposed public offering of securities specified in the above referenced registration statement.

In addition, the Republic acknowledges that:

•	the Republic is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Republic may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ivan Zarak

Iván Zarak A. Vice Minister of Economy Republic of Panam